Sub-Item 77D: Policies with respect to security investments

The Hartford Global Growth Fund

The fund’s investment process emphasizes bottom-up research with a focus on companies with improving fundamentals exemplified by identifiable catalysts and strong earnings growth.  There are no limits on the amount of the fund’s assets that may be invested in each country. The fund may invest in a broad range of market capitalizations, but tends to focus on mid to large capitalization companies with market capitalizations greater than $2 billion.

On June 30, 2007, The Hartford Global Leaders Fund changed it's name to The Hartford Global Growth Fund.

The Hartford MidCap Growth Fund

Hartford Investment Management uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality.  The fundamentals used may vary by industry sector. Hartford Investment Management frequently and consistently measures the characteristics of every stock in the eligible universe and incorporates these measurements in a rigorous, repeatable process that considers both volatility and correlations.

The Hartford Small Company Fund

Hartford Investment Management uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality.  The fundamentals used may vary by industry sector. Hartford Investment Management frequently and consistently measures the characteristics of every stock in the eligible universe and incorporates these measurements in a rigorous, repeatable process that considers both volatility and correlations.

The Hartford Fundamental Growth Fund

The fund invests primarily in equity securities of large capitalization growth companies which include companies with market capitalizations similar to companies in the Russell 1000 Growth Index.

Individual holdings are typically no larger than 5% of the funds total assets.

In general, the fund seeks to invest in market-leading companies in industry niches that offer high secular growth prospects and attractive market dynamics.  The approach utilizes proprietary fundamental research to identify high-quality, proven companies with price-earnings valuations comparable to the company’s long-term, sustainable growth rate.

On March 30, 2007, The Hartford Focus Fund changed it's name to The Hartford Fundamental Growth Fund.

The Hartford International Growth Fund

On June 30, 2007, The Hartford International Capital Appreciation Fund changed it's name to The Hartford International Growth Fund.